

November 12, 2013

<u>Via E-mail</u>
Alison Bauerlein
Chief Financial Officer
Inogen, Inc.
326 Bollay Drive
Goleta, California 93117

> **Re:** **Inogen, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 16, 2013**
> **CIK No. 0001294133**

Dear Ms. Bauerlein:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Forepart</u>

1.   Please revise the forepart of your prospectus, including your prospectus summary and risk factors, to eliminate the use of acronyms. Also, please avoid reliance on such terms in the balance of your prospectus. We note for example your use of POC, LTOT, DTC, HME, DME, MMA, MIPPA, DRA, PPACA, BOE, DME MAC and FDASIA.

<u>Prospectus Summary, page 1</u>

2.   Please avoid unnecessarily repeating in your prospectus summary detail from subsequent sections of your document. For example, we note that the detail on page 4 is identical to your disclosure on page 86. We also note the repetition of page 80 on page 1.

Overview, page 1

3.   We note your statement in the final sentence of the second paragraph of your overview
        section, that "[t]o pursue a DTC strategy, our manufacturing competitors would need to
        meet national accreditation and state-by-state licensing requirements and secure Medicare
        billing privileges . . . ." Please tell us why you believe competitors have met neither
        national accreditation nor state licensing requirements.

4.   If you elect to highlight your revenue on page 1, please provide equally prominent
        disclosure of your losses during the relevant periods.

5.   Please provide us support for your claims of leadership. Also provide us support for your
        claim on page 4 that "many regional and local delivery providers were priced out of this
        market."

Our Market, page 2

6.   Please provide objective support for the data cited in this section. Please also tell us
        whether you commissioned any of this data.

Our Solution, page 3

7.   You appear to indicate that you believe your product is superior because it has the listed
        characteristics; however, it is unclear whether competing products also have some or all
        of these characteristics. Please revise or advise. Please also provide us any objective
        support you have for your claims.

The Offering, page 7

8.   Refer to the last sentence on page 8. Please revise your document to reflect the effect of
        the reverse split.

A significant majority, page 12

9.   Please clarify the last bullet point on page 12. Do you mean that you receive a rental fee
        for the first 36 months, then you provide the equipment for free until the fifth year? If so,
        do you receive a rental fee for every year after the fifth year, or does another 36-month
        period commence followed by two more years of you not receiving a fee? Is there a limit
        on the number of 36-month cycles for which you can receive payment? In this regard,
        with a view toward disclosure in an appropriate section of your document, please tell us
        the portion of your revenues derived from customers who are approaching the end of the
        36-month period in the coming year or that are otherwise approaching a cap as mentioned
        at the bottom of page 54.

The implementation of competitive bidding, page 13

10.   Please reconcile your disclosure in this section with the last paragraph on page F-36.

A recall of our products, page 26

11.   Please tell us whether you have ever conducted a recall of your products. If so, please tell us why this recall is not information an investor would need to adequately evaluate this risk factor.

We are an "emerging growth company," page 35

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Use of proceeds, page 42

13.   Please disclose the approximate amount that you intend to use for each purpose mentioned in the last risk factor on page 39.

Management's discussion and analysis of financial condition and results of operation, page 52

14.   We note the accessories depicted on the inside back cover of your prospectus. Please tell us the portion of your revenue derived from accessories, the contribution of accessories to your margin, and the trends in accessory sales.

Reimbursement, page 55

15.   Please clarify the extent of your historic revenue derived from areas in which you will no longer sell as a result of competitive bidding contracts that you did not receive.

Results of Operations, page 59

16.   With a view toward disclosure, please tell us the percentages of sales and rental revenues attributable to each of the Inogen One G2, Inogen One G3 for each period presented.

17.   With a view toward disclosure, please show us your sales revenue per patient and your rental revenue per patient for each period presented.

18.   Please enhance your discussion to clarify the extent to which increases in your revenues are attributable to increases in prices versus increases in the volume or amount of goods or services being sold or to the introduction of new products or services consistent with Item 303(a)(3)(iii) of Regulation S-K.

Liquidity, page 64

19.   We note the reference on page 1 of exhibit 10.22 to a past due amount and the substantial burden to make payments owed. With a view toward clarifying your discussion of 2011 and other relevant periods in this section, please tell us about the extent of your past due obligations to all creditors and the reasons the amounts were past due.

20.   Please update the October 13, 2013 reference on page 67.

21.   Please provide us your analysis of the extent that the liquidity requirements and debt service ratios that generate the risk factor at the bottom of page 20 materially affect your liquidity.

Operating Activities, page 65

22.   Rather than merely identifying the components of the changes to your operating cash provided by operating activities, please discuss the reasons for the changes.

Common Stock Valuation, page 72

23.   Please include a discussion of each significant factor contributing to the difference between the estimated fair value of your common stock as of the date of grant and the estimated IPO price (or pricing range). This discussion should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the underlying common stock fair value between these periods.

24.   We note a significant increase in the estimated fair value of your common shares between February 2013 and May 2013. Please expand your discussion to provide more specific details of the underlying factors and events which caused the increase. Relate those factors to any changes in assumptions underlying valuation methodology. Also, tell us why you did not perform a retrospective valuation of your common shares as of February 12, 2013, the date of your largest stock option issuance. Tell us why you used the December 31, 2012 valuation methodology for that valuation and not the more in-depth analysis performed as of July 31, 2013.

25.   With respect to your July and September 2013 valuations, please explain why the valuations weighted a liquidation event at 30% and 20%, an IPO at 40% and 60%, and a private company scenario at 0%.

26.   We note your disclosure in this section that you had an independent appraisal firm complete an appraisal of your common stock as of various dates. Please describe to us and revise to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Contemporaneous Third-Party Valuations, page 74

27.   Please tell us why you have not filed the consent of the third party to whom you attribute the valuations disclosed in this section. See Rule 436.

Business, page 80

28.   Please describe the Breathe Oxygen Services acquisition that you mention on page 65. Include a description of how the acquisition contributed to your business. Please also include a description of how the Comfort Medical Supply acquisition mentioned on page 52 contributed to your business.

29.   Please describe the operating centers that you mention in the last risk factor on page 21. Also describe the activities of your employees that are subject to the regulations governing the professional practice of respiratory therapy as you mention in that risk factor. Do you have liability for malpractice? Clarify the portion of your revenue from these centers and the professional practice. It is unclear why your prospectus summary and cover graphics do not reflect these activities. Likewise, given your reference to revenues from stationary products on page 55, it is unclear why those products are not described in this section and reflected in your graphics and prospectus summary with sufficient prominence relative to their significance to business. Also note the requirements of Regulation S-K Item 101(c)(1)(i).

30.   Please tell us the material terms of the contracts that you mention in the penultimate paragraph on page 56. Also tell us when the contracts expire, and the amount of your business derived from contracts expiring in the next 12 months.

Overview of oxygen therapy market, page 81

31.   Please show us how you calculated the $4.0 billion market. Provide us any support that you have for this figure. Also include your analysis of how you believe the figure is sufficiently reliable as to be highlighted in you prospectus summary.

32.   Please revise your disclosure to clarify the number of years of growth addressed by the 7% to 10% projection.

Oxygen therapy solutions comparison, page 83

33.   We note the claim in your chart that that single-solution portable oxygen concentrators "enable travel," which you define as the ability to be used on commercial aircraft and which are capable of being plugged into a car outlet for extended use. We also note your graphic following page F-62 stating that only the Inogen One G3 has a DC Power Cable that may be plugged into an automobile cigarette lighter. Please tell us whether the Inogen One G2 may also be plugged into a car outlet, as apparently would be required for it to be considered a single-solution portable oxygen concentrator based on your definition.

Single solution for home, ambulatory, travel and nocturnal treatment, page 85

34.   Please explain how your "compressors are specifically designed to enable [y]our patients to run [y]our POCs 24/7," considering your Inogen One G3 single battery system has a battery life of only 4.5 hours. Please also tell us whether patients must rely upon a stationary oxygen concentrator while changing the batteries on their portable oxygen concentrator. Please also provide enhanced disclosure as to whether a patient would need multiple batteries in order to use their portable oxygen concentrator 24/7, as well as to whether Medicare covers the cost of extra batteries, if required. In this regard, it is unclear why it is appropriate for the chart on page 83 to claim that the supply is "unlimited" if in fact the supply is limited by battery life or otherwise.

Clinical Validation, page 85

35.   When you refer to "clinical validation" please clarify whether you are referring to a use which has been cleared by the FDA.

Cost-efficient model, page 86

36.   Please tell us why you believe it is appropriate to disclose only the high end of your estimate of the delivery model. How does this disclosure provide investors sufficient information to accurately evaluate the viability of the delivery model?

Patient-friendly, single solution, sub-5 and sub-10 pound POCs, page 86

37.   We note your belief that "[y]our current product offerings, Inogen One G3 and Inogen One G2, are the only sub-5 and sub-10 pound single solution POCs on the market today." Please tell us how you confirmed the accuracy of this statement considering publicly available information regarding other single-solution portable oxygen concentrators on the market today.

Government Regulation, page 95

38.   Please tell us why this section does not explain the regulatory process of relevant foreign authorities.

39.   Please disclose the regulatory status of the products that you mention in the first paragraph on page 94. Have you submitted a 510(k) application for FDA clearance? If so, when, and why has clearance not yet been received? If not, what are the material hurdles that remain until you can submit the application?

510(k) Clearance Pathway, page 95

40.   Refer to the last sentence on page 95. Please tell us the date that you obtained clearance for each product that you mention in the last paragraph on page 93.

Licensure, page 97

41.   Please clarify the process and criteria for receiving the accreditation, licensing, and billing privileges mentioned on page 1. Disclose when your accreditation, licenses and privileges expire.

Intellectual Property, page 99

42.   Please tell us why you do not describe the license mentioned at the bottom of page 68, including a description of its duration, importance to your business, and material termination provisions.

Patents, page 99

43.   Please disclose the expiration dates of your material patents.

Board Composition and Risk Oversight, page 106

44.   Please tell us when section 2.6 of exhibit 4.2 expires. Cite in your response the relevant section of the exhibit that provides for the expiration.

Compensation Committee Interlocks and Insider Participation, page 109

45.   Please provide the disclosure required by Regulation S-K Item 407(e)(4) as it applies to your last completed fiscal year.

Certain relationship and related party transactions, page 122

46.   Where this section refers to preferred stock that will be converted into common stock in connection with this offering, please also disclose in this section the conversion rate or the number of underlying common shares.

Warrants, page 130

47.   Please disclose the nature and amount of securities that will underlie each warrant described in the section after you complete this offering.

Anti-Takeover Effects, page 132

48.   Please address here the requirement in Article XII of exhibit 3.2 that a majority of your board also approve the relevant changes.

Shares eligible for future sale, page 135

49.   Given that, according to your first paragraph on page 136, not all of your stockholders will be subject to the lock up agreement, please provide us your analysis supporting your conclusion that no shares will be eligible for sale until more than 180 days after the date of the prospects as suggested by the second bullet point on page 135.

Underwriting, page 142

50.   If the second and third paragraphs following the first list of bullet points on page 146 do not apply to United States investors, please add an appropriate caption before those paragraphs to clarify.

51.   Refer to the last paragraph on page 148. Please provide more specific information regarding the relationships of the underwriters with the registrant. Also, please ensure that the disclosure appears under an appropriate caption; currently your caption appears to suggest that this information is merely intended to provide a notice for investors in Japan.

Change in independent registered public accounting firm, page 149

52.   You disclose that your audit committee previously engaged BDO USA, LLP to audit your financial statements for the years ended December 31, 2011 and 2012. But in July

2013, your audit committee engaged other auditors for the year ended December 31, 2011 due to the fact that BDO USA, LLP was not independent with regard to your financial statements for that year. Please respond to the following:

- Tell us when you engaged BDO USA, LLP to audit your financial statements;
- Tell us when and how you noted that BDO USA, LLP was not independent for 2011;
- Describe to us the circumstances that resulted in BDO USA, LLP not being independent for 2011; and
- Explain to us how and when those circumstances changed so that the audit firm is considered independent for the years ended December 31, 2012 and 2013, respectively.

Where you can find additional information, page 149

53.   Refer to your disclosure in the first paragraph that statements regarding contracts or documents are not necessarily complete. If you are referring only to disclosure that you qualify by reference to exhibits as you do in the last sentence of the first paragraph in this section, please revise to clarify. Otherwise, please tell us the authority on which you rely to include incomplete statements in your prospectus about contracts or documents.

Revenue Recognition, page F-11

54.   On page F-12, you disclose you recognize equipment rental revenue on the date products are shipped and the non-cancellable rental period is typically one month. On pages 12, 56 and 91, you disclose the maximum rental period for oxygen equipment under Medicare reimbursement is thirty-six months of continual usage. Please respond to the following:

- On page 75, you disclose that a portion of revenue and related costs are deferred each month for monthly rental revenue. Please tell us in more detail how you determine the amount of revenue and costs to defer each month.
- Tell us how you recognize revenue in months subsequent to the initial shipment and usage by the patient.
- Tell us the pattern of usage and contractual commitments for rental equipment in a standard arrangement, including the terms of any renewal periods and their length, the timing of patient billings, and the timing of rental income.
- Disclose your revenue recognition policy for rental periods subsequent to initial shipment.

55.   We note you offer extended warranty service contracts. Please respond to the following:

- Tell us whether the product sales or leases include maintenance of the equipment and consumables.
- Tell us the substance of your obligations under both your standard and extended warranty policies.
- Tell us how you considered FASB ASC 605-25 and FASB ASC 840-20 related to multiple-element arrangements.
- Disclose where you classify service revenues and costs for your extended service contracts in your statements of operations.
- Explain how you determine the period over which to recognize the lifetime extended warranty revenue.

56.   You disclose that you *generally* recognize product revenues upon shipment. Please describe and quantify for us any sales where you do not record product revenue upon shipment.

57.   Please tell us how you considered your thirty-day free trial in your revenue recognition policy. Refer to SAB Topic 13.A.3.b.

58.   On page 91, you disclose that under Medicare rentals the company retains equipment ownership at all times with no recourse. Please explain to us what you mean by *no recourse*.

Accounts Receivable and Allowance for Bad Debts, Returns and Adjustments, page F-15

59.   We see that as of December 31, 2012 and June 30, 2013, the allowance for accounts receivable represents approximately 23% and 25%, respectively, of the total accounts receivable. We also note that the provision for sales returns as shown in the statement of cash flows during the six months ended June 30, 2013, is increasing at a rate faster than your increase in sales. Please provide us with a rollforward of each of the components of the allowance for each of the periods presented in your financial statements (*i.e.*, bad debts, sales returns, and allowance for adjustments). Please describe for us your experience with the growth of each of the allowances recorded against accounts receivables and your assessment of the reliability of your estimates.

60.   Please disclose the accounts you debit when recording bad debt expense, allowance for sales returns and allowance for adjustments.

61.   Please disclose, similar to your discussion on page 75, the amount and nature of unbilled receivables.

Inventories, page F-16

62.   You disclose that you use the standard cost method to value your inventories. We note
        that under FASB ASC 330-10-30-12 standard costs are acceptable if you adjust them at
        reasonable intervals so that at the balance-sheet date standard costs reasonably
        approximate costs computed under one of the recognized bases. Please revise your
        disclosure both here and on page 75 to state which recognized bases you use. Refer to
        FASB ASC 330-10-30-9.

Property and Equipment, page F-17

63.   You disclose that the range of estimated useful lives for rental equipment is eighteen
        months to five years. Please tell us how you determined the useful life of your rental
        equipment. Please also discuss how you consider the term limit of thirty-six months for
        your Medicare rentals in your analysis.

64.   Please disclose the amount of accumulated depreciation of your rental assets as of
        December 31, 2012 consistent with FASB ASC 840-20-50-4(a). Please also tell us how
        you considered the disclosures required by FASB ASC 840-20-50-4(b).

Note 7. Convertible Preferred Stock, page F-26

65.   We note the disclosures related to the conversion terms of your preferred stock on page
        F-28. Please tell us the basis under which you have assumed the automatic conversion of
        the preferred stock to common stock upon the closing of the underwritten initial public
        offering. For example, please tell us whether or not you expect the offering to have
        aggregate proceeds of at least $40 million at an offering price of at least $5.95 per share.

Note 9. Warrants, page F-32

66.   Please summarize the terms that govern the status of the warrants for preferred stock
        upon the closing of the offering.

Note 10. Restatement of Financial Statements, page F-35

67.   We see that you have restated your financial statements to correct for errors in revenue
        recognition transactions. Please describe for us in greater detail each of the errors
        identified, including how the transactions were originally accounted for and how they
        were corrected. Please also discuss whether these errors were the result of improper
        application of your revenue recognition policy or whether you revised your policy as a
        result of these errors.

Recent Sales of Unregistered Securities, page II-2

68.   We note your reference to Regulation D in the penultimate paragraph of this section. Please clarify which transactions you claim were exempt based on Regulation D, and tell us when you filed a Form D for each such transaction.

Exhibits

69.   Please file the waiver mentioned in the last risk factor on page 20.

70.   Please file the exhibits, schedules and appendices missing from exhibits 10.15, 10.16, 10.19, 10.20, 10.21 and 10.22.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kaitlin Tillian, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz at (202) 551-3689 or me at (202) 551-3617 with any other questions.

                                                            Sincerely,

                                                            /s/ Russell Mancuso

                                                            Russell Mancuso
                                                            Branch Chief

cc (via e-mail): Martin J. Waters